Filed by Freeport-McMoRan Copper & Gold Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Phelps Dodge Corporation
Commission File No.: 001-00082

                     FCX's Acquisition of Phelps Dodge
            -------------------------------------------------------
          Creating the World's Largest Publicly Traded Copper Company

                               November 20, 2006

                                                                              1

FREEPORT-McMoRan COPPER & GOLD INC.                  www.fcx.com

Cautionary Statement Regarding Forward-Looking Statements
-------------------------------------------------------------------------------

This document contains certain forward-looking statements about FCX and
Phelps Dodge. When used in this document, the words "anticipates", "may",
"can", "believes", "expects", "projects", "intends", "likely", "will", "to be"
and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and
Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

                                                                              2

Important Information for Investors and Stockholders
-------------------------------------------------------------------------------

FCX and Phelps Dodge will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. FCX and Phelps Dodge urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement /
prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com. Documents filed with the SEC by Phelps
Dodge will be available free of charge on the investor relations portion of the
Phelps Dodge website at www.phelpsdodge.com.

FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX's directors and executive officers in FCX is set forth in the proxy statement for FCX's 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006. Phelps
Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge's directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge's 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006.

Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX's and Phelps Dodge's directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

                                                                              3

Transaction Highlights
-------------------------------------------------------------------------------

>    Creates world's premier publicly traded copper company

>    Leading North American-based metals and mining investment

>    World class, long-lived, geographically diverse operations

>    Significant exploration potential and management track record of adding value through exploration

>    Strong cash flows and pro forma financial strength

>    Operating and development expertise

>    Attractive project pipeline supports growing production profile

>    Compelling value creation for Freeport-McMoRan Copper & Gold and Phelps
     Dodge shareholders

                                                                              4

Transaction Summary
-------------------------------------------------------------------------------

Price:           > Freeport-McMoRan  Copper & Gold  ("FCX")  to  acquire  Phelps
                   Dodge for $126.46 per share,  based on FCX's closing price of
                   $57.40 on November 17, 2006

                 > Total transaction value of $26 billion

Premium:         > Premium of 33% to Phelps Dodge's closing price on November
                   17, 2006

Structure:       > $88.00 in cash and 0.67 shares of FCX common stock per
                    Phelps Dodge share

                 > 70% cash; 137 million new common FCX shares

                 > Pro forma 334 million basic shares / 358 million fully
                   diluted shares outstanding

Ownership:       > FCX shareholders will own 62% and Phelps Dodge shareholders will own 38%, on a fully diluted basis

Key Conditions:  > FCX and Phelps Dodge shareholders' approval

                 > Customary regulatory approvals and conditions

Timing:          > Closing expected end of 1Q 2007

                                                                              5

                                The Right Time

                                                                              6

Metals & Mining Industry Perspectives
-------------------------------------------------------------------------------

1980s

     Fragmented industry with history of destroying capital

Early 1990s

     Significant projects under development

Late 1990s

     Reduced exploration during period of low prices

2000s

     Super cycle begins as market turns to deficit

Current

     Record prices led by strong demand from China

                                                                              7

Copper Inventories Remain at Historical Lows
-------------------------------------------------------------------------------

   Strong market fundamentals support well above average price expectations

----------
Source: Bloomberg, November 2006.

                                                                              8

Strong and Sustainable Copper Fundamentals
-------------------------------------------------------------------------------

>    The combination of strong fundamentals has created extremely attractive market conditions for the copper industry

>    Supply is unlikely to increase meaningfully

     o    Absence of mega-development projects in the pipeline

     o    Potential for further supply disruptions

>    China continues to lead strong demand growth

>    2005-2009 estimated global copper demand CAGR to exceed global supply CAGR by ~1%

                                 Copper Demand

                        Strong demand growth projected

Source: Brook Hunt
                                                                              9

World Class Discoveries Are Extremely Rare
-------------------------------------------------------------------------------

     Phelps Dodge's Tenke Fungurume is believed to be largest undeveloped, high-grade copper/cobalt project in the world today

                                                                             10

Short-Term Copper Price Considerations
-------------------------------------------------------------------------------

>    Mine production lower than projected

     o    Labor disruptions

     o    Grade deterioration

     o    Maintenance and equipment supply issues

>    Inventories remain low, despite recent increases

     o    Approximately 4 days of global consumption available in exchange stocks

     o    Consumer inventories low

     o    Anticipated China restocking

>    Risk is on demand side

                                                                             11

Longer-Term Copper Price Considerations
-------------------------------------------------------------------------------

>    60% of today's mines deplete or go underground by 2021

>    Lack of large scale exploration/development projects available to the industry

     o    World class assets are scarce

>    New mines taking longer to build

     o    Stiffer environmental regulation

     o    Political issues

     o    Availability of equipment and labor

     o    Concentration of projects in large, diversified companies

                                                                             12

                               The Right Assets

                                                                             13

Geographically Diverse, Long-Lived Asset Base

Major Mine Operations & Development Projects

All major assets majority-controlled and operated



Copper
Copper/Gold/Silver
Molybdenum
North America[1]
Reserves
Cu 25.2 billion lbs
Mo 1.7 billion lbs
Production
Cu 1.6 billion lbs
Mo 70 million lbs
Cerro Verde (53.6%)
Reserves
Cu 7.7 billion lbs
Mo 0.1 billion lbs
Cu production 320 million lbs*
Mine Life 30 years
* expected annual production
Grasberg (90.6%)
Reserves
Cu 36.5 billion lbs
Au 39.8 million ozs
Ag 115 million ozs
Production
Cu 1.1 billion lbs
Au 1.7 million ozs
Ag 3.3 million ozs
Mine Life 35 years
Candelaria/Ojos del Salado (80%)
Cu reserves 4.3 billion lbs
Production 335 million lbs
Mine Life 13 years
El Abra (51%)
Cu reserves 1.2 billion lbs
Production 235 million lbs
Mine Life 6 years*
* before anticipated extension of mine life
Tenke (57.75%)
Feasibility study expected 4Q06

Note: Reserves and annual production net to pro forma FCX; Reserves as of December 31, 2005, Production figures are average annual estimates for 2007-2010.

[1] Cu operations: Morenci (85%), Sierrita (100%), Bagdad (100%), Chino/Cobre (100%), Tyrone (100%), and Miami (100%) Cu development: Safford (100%) Primary Mo: Henderson (100%) and Climax (100%) with feasibility study expected on Climax in 2007

14

Pro Forma Reserves and Production
-------------------------------------------------------------------------------

                                   Pro forma

                                                 Net
Reserves                     Consolidated     interest
                             ------------     --------

Copper (billion lbs)             87.6           75.0
Molybdenum (billion lbs)          2.0            1.9
Gold (million ozs)               45.4           41.0

Average Production Volumes
(2006-2010)

Copper (billion lbs)              4.3            3.6
Molybdenum (million lbs)           78             74
Gold (million ozs)                2.0            1.8

Implied Reserve Life
(years)

Copper                             20            21
Molybdenum                         26            26
Gold                               24            24

Mineralized Material*

Ore (million metric tons)       5,237          4,720
average % copper                 0.53           0.51
average g/t gold                 0.09           0.10

*Geologic resources are not included in reserves. The geologic resources will not qualify as reserves until comprehensive engineering studies establish their economic feasibility. Accordingly, no assurance can be given that the estimated resources and mineralization will become proven and probable reserves.

                         2006E Production by Geography

                             Indonesia        35%
                             North America    42%
                             Peru              4%
                             Chile            19%

                          2005 Reserves by Geography

                             Indonesia        49%
                             North America    34%
                             Peru             10%
                             Chile             7%

                                                                             15

Enhanced Diversification
-------------------------------------------------------------------------------

2005 Mining Revenue by Commodity

2005 Mining Revenue by Geography

 Pro forma for the transaction, approximately 60% of production will come from investment grade countries

                                                                             16

Proven Technical Expertise
-------------------------------------------------------------------------------

2006 Copper Production by Method

Pro forma FCX will be a world leader

>    Open pit mining

>    SX/EW production technology

>    Block cave underground mining

>    Copper concentrate leaching

Smelting/Refining (000 metric tons)

                         Atlantic Copper, Spain (100%)

Anode production: 285         Cathode production: 255

                       PT Smelting, Indonesia (1) (25%)

Anode production: 270         Cathode production: 270

                       Miami Smelter, Arizona (2) (100%)

                             Anode production: 208

                             El Paso, Texas (100%)

                            Cathode production: 408

     (1)Smelting and refining production capacity shown on a 100% basis FCX's share approximates 62,000 metric tons per year

     (2)Miami Refinery permanently shut down

                                                                             17

Attractive Project Pipeline



Brownfield Projects
FCX Project
Phelps Dodge Project
Tohono
El Abra Sulfide Leach
DOZ 80K Expansion
Morenci Mill & Conc Leach
Big Gossan
DOZ 50K Expansion
Deep Grasberg*
ESZ
Cerro Verde Sulfide
Cerro Verde Mill Expansion
* development of access to Deep Grasberg already initiated. Deep Grasberg, Kucing Liar, & MLZ/Deep MLZ production post-Grasberg pit.
2006
2007
2008
2009
2010
2011
2012
2013
2014
Safford/ Dos Pobres
Climax Restart
Tenke Fungurume Expansion
Tenke Fungurume (initial)
Lone Star
Bisbee/ Cochise
Greenfield Projects

18

Additional Development Upside



Morenci (85%)
- Mill restart and concentrate leach project
- $210 million capital cost
- Adds 115MM lbs Cu/year and enhances cost profile

Henderson/Climax (100%)
- Henderson production capacity increased to 40 MM lbs Mo/year from 32MM lbs Mo
- Possible 2009 restart of Climax at 20-30MM lbs Mo/year at $200-250MM capital cost

Grasberg (90.6%)
- DOZ expansions (50K t/d & 80K t/d)
- Big Gossan development
- Development of Deep Grasberg & balance of mineral district reserves
- Significant exploration potential

Safford (100%)
- SX/EW project
- $550 million capital cost
- 240MM lbs Cu/year
- Substantial district potential

Cerro Verde Sulfide (53.6%)
- Major project with conventional concentrator
- $850MM capital cost
- Adds 430MM lbs Cu/year

El Abra (51%)
- Large sulfide mineral deposit underlying current oxide pit
- Extends mine life through 2021 with sulfide Cu production beginning in 2010
- Adds 325MM lbs Cu/year

Tenke Fungurume (57.75%)
- Believed to be largest Cu/Co project in the world today
- Oxide leach operation
- $650MM capital cost
- 200MM lbs Cu/year; 8 ktpa (initial development)
- Potential expansions

Note: All data reflect aggregate interest in properties

19

Significant Exploration Potential
-------------------------------------------------------------------------------

Papua, Indonesia

>    Rights to 2.2 million acres

>    Highly prospective exploration areas provide opportunities to continue to add to our long-lived reserves

Tenke Fungurume,
Democratic Republic of the Congo

>    Believed to be largest undeveloped, high grade copper/cobalt project in the world today

>    Less than half of 600 square miles concession explored; cumulative strike length greater than 80 kilometers

>    Initial production rates currently planned = +100 ktpa copper; +8 ktpa cobalt

>    Project schedule -- feasibility study: 4Q 06; start-up: late 2008 to early
     2009

>    ~$650 million aggregate capital and related project expenditures

                                                                             20

                               The Right Company

                                                                             21

Premier North American Mining Company
-------------------------------------------------------------------------------

Enterprise Value
(US$ billions)

____________________

Source: Public filings, prices as of November 17, 2006; Goldcorp pro forma for
Glamis transaction

Pro forma FCX based on closing share price of $57.40, pro forma 358 million diluted shares outstanding, net debt and minority interest as of September 30,
2006 and debt incurred through the transaction

                                                                             22

World's Leading Public Copper Company
-------------------------------------------------------------------------------

Top 10 Copper Producers (2006E) (1)

Pro forma FCX is poised to take advantage of favorable industry fundamentals

____________________
Source: Brook Hunt 3Q Report.
(1) Xstrata shown pro forma the acquisition of Falconbridge.

                                                                             23

Pro Forma FCX -- Growing Sales Profile
-------------------------------------------------------------------------------

Copper Sales (billion lbs)

Gold Sales (million oz)

Molybdenum Sales (million lbs)

____________________
Note: Consolidated copper sales include approximately 550 mm lbs in 2006, 700 mm lbs in 2007, 750 mm lbs in 2008, 800 mm lbs in 2009 and 740 mm lbs in 2010
for minority interest; excludes purchased copper

____________________

Note: Consolidated gold sales include approximately 175 k oz in 2006, 180 k oz in 2007, 190 k oz in 2008, 180 k oz in 2009 and 210 k oz in 2010 for minority interest

                                                                             24

EBITDA and Cash Flow at Various Copper Prices
-------------------------------------------------------------------------------

Average Annual EBITDA 2007-2009 ($500 Gold & $15 Molybdenum)

                        Cu   $1.50/lb

                        Cu   $3.00/lb

Average Annual Operating Cash Flow 2007-2009 ($500 Gold & $15 Molybdenum)

Note: Each $50/oz change in gold approximates $90 million to EBITDA and $50 million to operating cash flow; each $2.00/lb of molybdenum equates to $100 million to EBITDA and $80 million to operating cash flow

EBITDA equals operating income plus depreciation, depletion, and amortization;
Operating cash flow shown after merger adjustments

                                                                             25

Sensitivity to Commodity Prices
-------------------------------------------------------------------------------

                                   Annual Financial Impact
                                   -----------------------
Change in metal price             Net income         EPS
---------------------             ----------         ---

Copper: -/+ $0.20/lb                $500            $1.50

Molybdenum: -/+ $2.00/lb            $80             $0.24

Gold: -/+ $50/ounce                 $50             $0.15

Note: Annual financial impact based on estimated average annual production for
2007-2010

                                                                             26

Pro Forma Capital Expenditures
-------------------------------------------------------------------------------

                                                                             27

Significant Debt Reduction
-------------------------------------------------------------------------------

                  Year-End Net Debt at Varying Copper Prices

____________________
Note: Sensivity assumes $15 Molybdenum and $500 Gold; EBITDA equals operating income plus depreciation, depletion, and amortization

                                                                             28

Financial Policy
-------------------------------------------------------------------------------

>    FCX is committed to maintaining a strong financial position

>    Combined company will

     o    Invest in future growth opportunities with high rates of return

     o    Aggressively seek to reduce debt incurred in the acquisition using the substantial cash flows generated from the combined business

>    Continuation of positive copper markets is expected to provide substantial cash flows that will enable the combined company to achieve significant near-term debt reduction

     o    FCX intends to consider opportunities over time to reduce debt further through issuances of equity and equity-linked securities and possibly through asset sales

>    FCX anticipates continuing regular annual common dividend of $1.25 per share

>    Committed to long-standing tradition of maximizing value for shareholders

                                                                             29

Strong Management Track Record
-------------------------------------------------------------------------------

>   Leader in safety and environmental excellence

>   World class open pit and underground mining expertise

>   Established exploration and development expertise

>   Proven project management expertise

>   Global leader in mining and processing technologies

>   Strong tradition of shareholder value creation

                                                                             30

Value for FCX Shareholders
-------------------------------------------------------------------------------

>    Meaningfully accretive to FCX earnings and cash flow

>    Enhanced operating base

     o    Combination of world class mining operations and significant growth through exploration and development

     o    Geographically diverse asset base

     o    Approximately 60% of production from investment grade countries

>    Scale to capitalize on global opportunities

>    Strengthened leadership position in copper

                                                                             31

Value for Phelps Dodge Shareholders
-------------------------------------------------------------------------------

>    Premium of 33% to Phelps Dodge's closing share price on November 17, 2006

>    70% cash consideration

>    Phelps Dodge shareholders will own approximately 38% of new FCX on a fully diluted basis

>    Continued participation through new FCX

                                                                             32

Transaction Highlights
-------------------------------------------------------------------------------

>    Creates world's premier publicly traded copper company

>    Leading North American-based metals and mining investment

>    World class, long-lived, geographically diverse operations

>    Significant exploration potential and management track record of adding value through exploration

>    Strong cash flows and pro forma financial strength

>    Operating and development expertise

>    Attractive project pipeline supports growing production profile

>    Compelling value creation for FCX and Phelps Dodge shareholders

                                                                             33

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about FCX and Phelps Dodge. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

FCX and Phelps Dodge will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. FCX and Phelps Dodge urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com.

FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the proxy statement for FCX’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006. Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge’s 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006.

Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX’s and Phelps Dodge’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.